Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED MARCH 31, 2026

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Pony AI Inc. (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended March 31, 2026.

The Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended March 31, 2026 (the “Q1 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

The Q1 Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on May 26, 2026 (U.S. Eastern Time) in relation to the Q1 Results, some of which may constitute material inside information of the Company.

* For identification purposes only

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q1 Results and to exercise caution in dealing in securities in the Company.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, May 26, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

Schedule I

PONY AI Inc. Reports First Quarter 2026 Financial Results with Continued Growth in Robotaxi Revenues and Expanding Fleet Deployment

•	Robotaxi revenues growth — Robotaxi revenues grew by 395.4% year-over-year in Q1, with fare-charging revenues rising by 456.5%.

•	Updating 2026 growth targets — We raise our 2026 Robotaxi revenues target from 3 times to more than 3.5 times the level in 2025 and year-end Robotaxi fleet size target from 3,000 units to over 3,500 units1.

•	Increasing User Demand & Order Volume — Demonstrating resilience against typical industry seasonality, user base and paid order volume grew month-over-month year to date. Notably, average weekly paid orders in May 2026 increased by 119% compared to January2, and our registered users more than tripled year-over-year3.

•	Broadening domestic and overseas deployment — Our Robotaxi fleet has exceeded 1,700 units4. In China, we expanded into core urban areas of Guangzhou. Globally, we initiated our Robotaxi deployment in Croatia together with our local partners, marking the first commercial Robotaxi service in Europe.

NEW YORK, May 26, 2026 (GLOBE NEWSWIRE) — Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced its unaudited financial results for the quarter ended March 31, 2026.

Dr. James Peng, Chairman and Chief Executive Officer of Pony.ai, commented, “We made continued progress across the domestic and overseas markets in the first quarter of 2026. Our Robotaxi fare-charging revenues saw an over five-fold increase year-over-year. Today, we have continued to scale our commercial operation, supported by scaled fleet, technological and operational capabilities, and user experience. Building on this foundation, we are pleased to raise the 2026 targets we set earlier this year, and now expect to end the year with a Robotaxi fleet exceeding 3,500 vehicles deployed in over 20 cities worldwide, and Robotaxi revenues to reach over 3.5 times the amount recorded in 20251. Supported by our dual-engine strategy and joint deployment model, we will continue to provide safe and reliable Robotaxi services at scale, promoting the sustainable development of the autonomous driving industry and the broader society.”

Dr. Tiancheng Lou, Chief Technology Officer of Pony.ai, commented, “Safety is the foundation of everything we build at Pony.ai, and it is embedded across our autonomous driving stack, vehicle design and daily operations. At the algorithm level, reinforcement learning and world models allow us to operate in a vast range of complex, safety-critical scenarios — from dense urban roads and rush hour traffic to rare but challenging corner cases — delivering safety performance meaningfully above human drivers. At the vehicle level, we have achieved fail-operational capabilities through system-wide software and hardware redundancy. Even in the event of software or hardware component failure, the vehicle can continue to navigate safely and pull over safely at a suitable roadside location if necessary. Beyond the technology, safety is also embedded into our governance and day-to-day operations. A dedicated safety governance team ensures controls across the lifecycle, while enhanced operational safeguards and ground support capabilities enable us to manage unexpected situations with speed, discipline and accountability. As our fully-driverless Robotaxi fleet continues to scale, the multi-layered safety framework will remain critical to our technology leadership and long-term commercialization.”

Dr. Leo Wang, Chief Financial Officer of Pony.ai, commented, “In the first quarter, we continued to make progress on commercialization, delivering quarterly revenues of US$34.3 million, up 145.0% year-over-year. Robotaxi revenues increased 395.4% year-over-year, with fare-charging revenues growing 456.5%, reflecting the continuous scaling of our fleet operations. We also continued to make disciplined investments in the seventh generation (“Gen-7”) Robotaxi deployment, technology optimization and future bill-of-materials (“BOM”) cost reduction to support further scaling up. We believe our balance sheet and improving operating leverage position us well to pursue our 2026 objectives.”

Accelerating Robotaxi Commercialization Through Scaled Fleet Deployment, Technology and Operational Capabilities, and User Experience

•	Revenues Growth and Operating Progress. 1) Our Robotaxi business sustained consistent month-over-month growth year to date across key commercialization indicators, including fleet scale, user base and paid order volume, demonstrating resilience against typical industry seasonality in mobility demand. 2) Registered users in China more than tripled year-over-year[3]. 3) Average weekly paid orders in May 2026 grew by 119% compared to January2, reflecting growth in user adoption and ride frequency.

•	Scaling Fleet Deployment with Improved Cost Efficiency. 1) Robotaxi fleet size reached more than 1,700 units4, as we continued the rollout of our Gen-7 vehicles across Beijing Automotive Industry Corporation (“BAIC”), Guangzhou Automotive Corporation (“GAC”), and Toyota. We have upwardly revised our initial year-end fleet size target of 3,000 units and are positioned to surpass 3,500 units by the end of the year[1]. 2) The upgraded Gen-7 Robotaxi, showcased at the Beijing Auto Show, further demonstrates our cost optimization roadmap. By mid-2027, we are targeting a total BOM cost of below RMB230,000 for the domestic market, which includes both the autonomous driving kits (“ADK”) and the base vehicle, to support future large-scale deployment. 3) Driven by technological advancements, scale expansion, and optimized operational efficiency, we continue to reduce daily operating cost per vehicle.

•	Expanding Operational Coverage Through Our Dual-Engine Strategy and Joint Deployment Model. 1) In China, we continued to broaden our operational footprint, entering into Guangzhou’s core urban areas including Haizhu District, with coverage extending to high-traffic destinations like Canton Tower and the Pazhou headquarters cluster. 2) Globally, we initiated our Robotaxi deployment in Croatia together with our local partners, marking the first commercial Robotaxi service in Europe. Concurrently, we are initiating driverless deployments in Dubai. We have established a presence in 9 countries, and started services to the public in 4 overseas markets, including Croatia, Qatar, Singapore and South Korea[3]. 3) Our joint deployment model with partners such as OnTime Mobility and Verne has started generating revenues in the first quarter of 2026, complementing our core fare-charging Robotaxi revenues and enabling more efficient use of capital in fleet deployment. 4) We remain on track to expand our Robotaxi footprint to over 20 cities worldwide by year-end, supported by our dual-engine strategy and joint deployment model across diverse regulatory and operating environments.

•	Strengthening Operational and Service Capabilities as Key Advantages for Sustainable Commercialization. 1) Our ability to navigate highly complex scenarios enables our Robotaxis to serve peak-hour demand and high-traffic urban areas, supporting more frequent use cases and daily mobility needs. 2) Despite post-discount fares being above the entry-level ride-hailing options, demand on our PonyPilot app remained strong. 3) To support sustainable scaling, we continue to optimize ground operations, from charging efficiency to dispatching algorithms, keeping our fleet in good operating condition, improving utilization, reducing operating costs and delivering smoother, more reliable journeys.

Strengthening Scalable Level 4 Autonomous Driving Through World Model, Fail-Operational Redundancy and Smart Fleet Management

•	Self-Improving World Model. 1) Level 4 driverless systems must achieve safety performance substantially beyond human drivers to support large-scale deployment, which cannot rely solely on imitating human driving behavior or accumulating Level 2 assisted-driving data. 2) As the virtual driver becomes increasingly advanced, human evaluation alone is no longer sufficient. Further model improvement increasingly requires AI-powered evaluation and self-iteration. 3) Our world model is designed to generate, validate and evaluate complex safety-critical scenarios at scale, allowing the virtual driver to continuously learn, improve and evolve through an AI-driven closed loop.

•	Fail-Operational Safeguards. 1) Our vehicles are designed with multi-layered redundancy to achieve fail-operational capability, allowing the system to remain functional even if certain hardware or software components fail. 2) Our vehicles are designed to operate safely without relying on network or GPS connectivity, and in the event of software or hardware component failure, can continue operating safely and select an appropriate location to pull over, rather than stop abruptly in the middle of a lane.

•	End-to-End Fleet Management Capabilities. 1) Dedicated safety governance teams embed safety controls across daily operation, helping prevent operational risks before they arise. 2) High-standard operational safeguards and efficient ground support capabilities enable rapid and disciplined responses to unexpected situations.

Solid Progress in Robotruck Business and Expansion into Adjacent Autonomous Driving Opportunities

•	Continued Progress in Robotruck Across Revenues, Capacity and Ecosystem. 1) Long-haul operations continued to drive Robotruck business growth in the first quarter. 2) We will advance our fourth generation (“Gen-4”) Robotruck toward mass production in the second half of this year, with early-production vehicles rolling off the production line.

•	Expanding into Adjacent Autonomous Driving Opportunities. 1) We launched a driverless light truck in April 2026 based on the same safety architecture and fail-operational redundancy as our Robotaxi platform, extending our autonomous driving capabilities into the light commercial vehicle segment. 2) Autonomous Domain Controller (“ADC”) deliveries increased by over five times year-over-year in the first quarter, primarily driven by low-speed delivery solutions, reflecting broader applications of our autonomous driving technology across adjacent use cases.

[1]	The outlook is based on the information currently available to the Company and its current assessment of its business plan and operating environment, and is subject to change in light of future developments and actual business performance. Actual results may differ materially from such expectation. Please also refer to the Safe Harbor Statement contained in this press release.

[2]	Average weekly paid orders for May 2026 represent the average number of paid orders per week calculated for the four-week period from April 27, 2026 through May 24, 2026. Average weekly paid orders for January 2026 represent the average number of paid orders per week calculated for the five-week period from December 29, 2025 through February 1, 2026.

[3]	As of May 24, 2026.

[4]	As of May 24, 2026, 1,776 Robotaxi vehicles had been produced.

Unaudited First Quarter 2026 Financial Results

(in USD thousands)	Three Months Ended
	March 31, 2025	March 31, 2026
Revenues:
Robotaxi services	1,730	8,570
Robotruck services	7,780	10,195
Intelligent solutions[5]	4,469	15,485
Total revenues	13,979	34,250

[5]	Starting from the first quarter of 2026, “Licensing and applications” has been renamed to “Intelligent solutions” to better reflect the broader scope of solutions offered under the business line. The change represents a naming update only and does not affect the basis of the presentation of the Company’s financial results.

Total revenues were US$34.3 million (RMB236.3 million) in the first quarter of 2026, up 145.0% from US$14.0 million in the first quarter of 2025. The increase was mainly driven by growth in Robotaxi services and Intelligent solutions revenues. For financial reporting purposes, our revenues are classified into service revenues and product revenues based on the nature of the underlying revenue streams. Service revenues were US$16.7 million (RMB115.4 million) in the first quarter of 2026, representing an increase of 61.4% from US$10.4 million in the first quarter of 2025, primarily attributable to Robotaxi services revenues and Robotruck transportation services revenues. Product revenues were US$17.5 million (RMB120.9 million) in the first quarter of 2026, representing an increase of 384.4% from US$3.6 million in the first quarter of 2025, primarily attributable to an increase in ADC shipment volumes.

•	Robotaxi services revenues were US$8.6 million (RMB59.1 million) in the first quarter of 2026, representing an increase of 395.4% from US$1.7 million in the first quarter of 2025. Specifically, fare-charging revenues grew by 456.5% year-over-year, primarily driven by the launch of the Gen-7 fleet. In addition, we saw incremental contributions from the joint deployment model. This momentum extended into the second quarter, with average weekly paid orders in May 2026 increasing by 119% compared to January[2]. Our dual-engine approach continues to drive Robotaxi services revenues growth across both domestic and international markets.

•	Robotruck services revenues were US$10.2 million (RMB70.3 million) in the first quarter of 2026, representing an increase of 31.0% from US$7.8 million in the first quarter of 2025. The growth was primarily driven by the scaling of our commercial Robotruck operations. Alongside this top-line growth, our deepened collaboration with Sinotrans continued to support operational enhancements for our fleet. Looking ahead, we remain on track to achieve mass production of our Gen-4 Robotrucks in the second half of 2026.

•	Intelligent solutions revenues were US$15.5 million (RMB106.8 million) in the first quarter of 2026, representing an increase of 246.5% from US$4.5 million in the first quarter of 2025. The increase was primarily attributable to higher ADC shipment volumes across the low-speed delivery, robosweeper, logistics, and humanoid robotics markets.

Cost of Revenues

•	Total cost of revenues was US$28.7 million (RMB197.9 million) in the first quarter of 2026, representing an increase of 146.0% from US$11.7 million in the first quarter of 2025, in-line with revenue trends.

Gross Profit and Gross Margin

•	Gross profit was US$5.6 million (RMB38.4 million) in the first quarter of 2026, compared to US$2.3 million in the first quarter of 2025. Gross margin was 16.2% in the first quarter of 2026, broadly stable compared to 16.6% in the first quarter of 2025.

Operating Expenses

Operating expenses were US$63.9 million (RMB440.8 million) in the first quarter of 2026, representing an increase of 9.5% from US$58.4 million in the first quarter of 2025. Non-GAAP6 operating expenses were US$59.3 million (RMB409.2 million) in the first quarter of 2026, representing an increase of 20.2% from US$49.3 million in the first quarter of 2025. The increase was primarily driven by ongoing business expansion and our efforts to enhance R&D capabilities. We are making ongoing investment to accelerate our commercialization.

•	Research and development expenses were US$47.9 million (RMB330.3 million) in the first quarter of 2026, remaining relatively stable compared to US$47.5 million in the first quarter of 2025. Non-GAAP research and development expenses were US$45.3 million (RMB312.2 million), representing an increase of 11.5% from US$40.6 million in the first quarter of 2025. The increase was primarily driven by i) higher personnel-related costs resulting from the expansion of our R&D team to enhance our capacity for large-scale deployment and ii) higher expenses related to product development and testing.

•	Selling, general and administrative expenses were US$16.0 million (RMB110.5 million) in the first quarter of 2026, representing an increase of 47.3% from US$10.9 million in the first quarter of 2025. Non-GAAP selling, general and administrative expenses were US$14.1 million (RMB97.1 million), representing an increase of 60.6% from US$8.8 million in the first quarter of 2025. The increase was primarily driven by i) elevated compensation costs to support our accelerated commercial roll-out and ii) increased service fees related to global compliance matters and global expansion initiatives.

Loss from Operations

•	Loss from operations was US$58.3 million (RMB402.4 million) in the first quarter of 2026, broadly flat compared to US$56.0 million in the first quarter of 2025. Non-GAAP loss from operations was US$53.8 million (RMB370.9 million), compared to US$47.0 million in the first quarter of 2025, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities.

Net Loss

•	Net loss was US$53.5 million (RMB369.1 million) in the first quarter of 2026, compared to US$37.4 million in the first quarter of 2025. Non-GAAP net loss was US$41.2 million (RMB284.1 million) in the first quarter of 2026, compared to US$23.8 million in the first quarter of 2025. The increases were mainly attributable to non-operating items, primarily reflecting a decrease in investment income, partly due to a higher base in the first quarter of 2025 resulting from certain realized investment gains coupled with a moderate increase in operating expenses.

Basic and Diluted Net Loss per Ordinary Share

•	Basic and diluted net loss per ordinary share was both US$0.12 (RMB0.83) in the first quarter of 2026, compared to US$0.12 in the first quarter of 2025. Non-GAAP basic and diluted net loss per ordinary share was both US$0.09 (RMB0.62) in the first quarter of 2026, compared to US$0.08 in the first quarter of 2025. Each American depositary share (“ADS”) represents one Class A ordinary share.

Balance Sheet

Cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management were US$1,435.5 million (RMB9,902.2 million) as of March 31, 2026, compared to the balance of US$1,514.8 million as of December 31, 2025. The decrease reflects planned use of cash for operating and R&D activities. Capital expenditures were US$12.5 million (RMB85.9 million) in the first quarter of 2026, compared to US$4.9 million in the first quarter of 2025, primarily attributable to investments in Gen-7 mass production and deployment, coupled with early stock-building efforts for ADKs designed to facilitate upcoming mass production, as well as expenditures for data centers and servers.

[6]	Non-GAAP financial measures exclude share-based compensation expenses and changes in fair value of trading securities. Such adjustment has no impact on income tax. For further details, see the “Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

Conference Call

Pony.ai will hold a conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 26, 2026 (8:00 PM Beijing/Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call by phone, please complete the online registration process using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10208868/103f733bea8.

A replay of the conference call will be accessible through June 2, 2026, by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	2939290

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.pony.ai.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Pony AI Inc., non-GAAP basic and diluted net loss per ordinary share, and non-GAAP free cash flows, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of trading securities, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

About Pony AI Inc.

Pony AI Inc. (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and Intelligent solutions businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, such as the expected Robotaxi annual revenues, year-end fleet size and expected city deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Pony AI Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands)

	As of December 31, 2025	As of March 31, 2026
Assets
Current assets:
Cash and cash equivalents	293,489	327,083
Restricted cash, current	1,936	2,059
Short-term investments	872,158	740,339
Accounts receivable, net	23,644	39,156
Amounts due from related parties, current	11,338	10,967
Prepaid expenses and other current assets	48,074	47,209

Total current assets	1,250,639	1,166,813

Non-current assets:
Restricted cash, non-current	288	115
Property, equipment and software, net	60,467	72,704
Operating lease right-of-use assets	14,811	16,694
Long-term investments	454,942	464,609
Prepayment for long-term investments	25,000	25,000
Other non-current assets	6,690	9,237

Total non-current assets	562,198	588,359

Total assets	1,812,837	1,755,172

Liabilities and Shareholders’ Equity Current liabilities:
Accounts payable and other current liabilities	85,261	65,925
Operating lease liabilities, current	4,792	5,041
Amounts due to related parties, current	1,422	1,419

Total current liabilities	91,475	72,385

Operating lease liabilities, non-current	10,375	11,322
Other non-current liabilities	1,988	1,987

Total liabilities	103,838	85,694

Total Pony AI Inc. shareholders’ equity	1,652,277	1,614,854

Non-controlling interests	56,722	54,624

Total shareholders’ equity	1,708,999	1,669,478

Total liabilities and shareholders’ equity	1,812,837	1,755,172

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended
	March 31,	March 31,
	2025	2026
Revenues:
Service revenues	10,361	16,726
Product revenues	3,618	17,524

Total Revenues	13,979	34,250

Cost of revenues	(11,663)	(28,689)

Gross profit	2,316	5,561

Operating expenses:
Research and development expenses	(47,486)	(47,878)
Selling, general and administrative expenses	(10,873)	(16,020)

Total operating expenses	(58,359)	(63,898)

Loss from operations	(56,043)	(58,337)

Investment income	22,174	11,802
Changes in fair value of trading securities	(4,524)	(7,752)
Other income, net	1,016	776

Loss before income tax	(37,377)	(53,511)

Net loss	(37,377)	(53,511)

Net income (loss) attributable to non-controlling interests	5,611	(3,104)

Net loss attributable to Pony AI Inc.	(42,988)	(50,407)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	351,651,363	433,541,553
Net loss per ordinary share, basic and diluted	(0.12)	(0.12)
Net loss	(37,377)	(53,511)

Other comprehensive (loss) income:
Foreign currency translation adjustments	104	10,755
Unrealized loss on available-for-sale investments	(13,724)	(1,013)

Total other comprehensive (loss) income	(13,620)	9,742

Total comprehensive loss	(50,997)	(43,769)

Less: Comprehensive loss attributable to non-controlling interests	(118)	(2,098)

Total comprehensive loss attributable to Pony AI Inc.	(50,879)	(41,671)

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in USD thousands)

	Three Months Ended
	March 31,	March 31,
	2025	2026
Net cash used in operating activities	(54,159)	(74,201)
Net cash (used in) provided by investing activities	(93,271)	107,171
Net cash (used in) provided by financing activities	(9,486)	777

Effect of exchange rate changes on cash, cash equivalents and restricted cash	122	(203)

Net change in cash, cash equivalents and restricted cash	(156,794)	33,544

Cash, cash equivalents and restricted cash at beginning of period	536,172	295,713

Cash, cash equivalents and restricted cash at end of period	379,378	329,257

Pony AI Inc.

Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended
	March 31,	March 31,
	2025	2026
Research and development expenses	(47,486)	(47,878)
Share-based compensation expenses	6,904	2,624

Non-GAAP research and development expenses	(40,582)	(45,254)

Selling, general and administrative expenses	(10,873)	(16,020)
Share-based compensation expenses	2,108	1,947

Non-GAAP selling, general and administrative expenses	(8,765)	(14,073)

Operating expenses	(58,359)	(63,898)
Share-based compensation expenses	9,012	4,571

Non-GAAP operating expenses	(49,347)	(59,327)

Loss from operations	(56,043)	(58,337)
Share-based compensation expenses	9,012	4,571

Non-GAAP loss from operations	(47,031)	(53,766)

Net loss	(37,377)	(53,511)
Share-based compensation expenses	9,012	4,571
Changes in fair value of trading securities	4,524	7,752

Non-GAAP net loss[7]	(23,841)	(41,188)

Net loss attributable to Pony AI Inc.	(42,988)	(50,407)
Share-based compensation expenses	9,012	4,571
Changes in fair value of trading securities	4,524	4,976

Non-GAAP net loss attributable to Pony AI Inc.	(29,452)	(40,860)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	351,651,363	433,541,553
Non-GAAP net loss per ordinary share, basic and diluted	(0.08)	(0.09)

[7]	Such adjustments have no impact on income tax for the three-month periods ended March 31, 2025 and 2026, as no deferred tax has been recognized in respect of the temporary differences arising from these Non-GAAP adjustments.

Pony AI Inc.

Reconciliation of U.S. GAAP and Non-GAAP Results (Continued)

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended
	March 31,	March 31,
	2025	2026
Net cash used in operating activities	(54,159)	(74,201)
Capital expenditures	(4,888)	(12,455)

Free cash flows[8] (Non-GAAP)	(59,047)	(86,656)

[8]	Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company’s important cash outflows, as it combines the funds required to maintain operations and invest in growth.